YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

2021 Annual General Meeting of Shareholders

December 18, 2021, 10:00 A.M. Local Time

This Proxy Is Revocable And Solicited On Behalf Of The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

PROXY

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

Please mark your votes like this X

THIS PROXY IS REVOCABLE AND SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

1. **RESOLVED** that, as an ordinary resolution, Yong Li and Bing Zhang be appointed as a Class II Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the Annual General Meeting to be held in 2024 and until their successors are appointed and duly qualified, or until their earlier resignation or removal.

Nominees for Class II Director:

(1) Yong Li

(2) Bing Zhang

FOR ☐ WITHHOLD (To WITHHOLD for any one director, please indicate by striking a line through such nominee's name) ☐

2. **RESOLVED** that, as an ordinary resolution, the appointment of Assentsure PAC as the independent registered public accounting firm for the fiscal year ending December 31, 2021, be approved and ratified.

FOR ☐ AGAINST ☐ ABSTAIN ☐

THE PROXY HOLDERS MAY ALSO CONDUCT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

CONTROL NUMBER

Signature________________ Signature, if held jointly________________ Date__________, 2021.

Note: When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should sign. All joint owners must sign.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS REVOCABLE AND SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 18, 2021

KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder(s) of **GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED** hereby nominates, constitutes and appoints Bing Zhang and Perry Lu, and each of them (with full power to act alone), true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the Annual General Meeting of said Company to be held at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016 on Saturday, December 18, 2021, at 10:00 a.m., local time, and any adjournments thereof, and to vote or otherwise act in respect of all the ordinary shares of said Company that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present, upon the following matters listed on the other side of this proxy.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1, AND FOR PROPOSAL 2.

(Continued and to be signed on the reverse side)